U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 10-SB

    GENERAL FORM FOR THE REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                  INNOVATIVE HOLDINGS AND TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)



           Colorado                                     74-2929034
   ------------------------                 ---------------------------------
   (State of Incorporation)                 (IRS Employer Identification No.)



100 South Orange Ave., Ste. 100, Orlando, FL               32801
--------------------------------------------            ----------
  (Address of principal executive offices)              (Zip Code)



Issuer's telephone number,(   407   )   481   -   8900
                           ---------  -------   --------


Securities to be registered under Section 12(b) of the Act:  None

         Title of each class               Name of each exchange on which
         to be so registered               each class is to be registered


---------------------------------          -------------------------------------



---------------------------------          -------------------------------------


Securities to be registered under Section 12(g) of the Act:


         Title of each class               Name of each exchange on which
         to be so registered               each class is to be registered


Common Stock, par value $0.0001                     OTC BB
---------------------------------          -------------------------------------



---------------------------------          -------------------------------------

Item 1.   Description of Business.

         (a) Forward-looking Statements. Certain statements in this Form 10SB Registration Statement, particularly under Items 1 and 2, constitute
"forward-looking statements" with the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by the forward-looking statements.

         (b) Business Development. Innovative Holdings & Technologies, Inc. (the "Company") was incorporated under the laws of the State of Colorado on January 7, 1987. The Company has one operating subsidiary named Xtreme Telemetry Systems, Inc. (XTS), a Florida corporation.

         (c) Business of Issuer. The company is in the business of acquiring, creating and developing high technology companies with promising new technologies and applications. The Company does not intend to combine with private companies in manners which may cause it to be deemed an investment company subject to the Investment Company Act of 1940.

In January, 1999, the Company, through its XTS subsidiary, commenced the development of the Xtreme Telemetry System, a high technology data acquisition and delivery system for broadcast television and Internet applications. The XTS System incorporates exclusive sensor technologies to gather data from biological, mechanical and environmental sources. This data is then wirelessly transmitted from its source, by way of XTS's proprietary software and hardware, to broadcast applications on TV or the Internet. This broadcast information is graphically displayed on TV or Internet screens, which also serves as a "billboard", offering unique opportunities for advertisers and sponsors to display their messages.

In October 1999, the Company began the development of a new Internet sports and entertainment network that will offer alternative sports information and entertainment. The concept will incorporate the XTS System telemetry data, along with special events, celebrity features, e-commerce, chat rooms, web cams, virtual games and news and information.

The Company is currently in discussions with a number of sports entities worldwide for the purpose of telemetry data acquisition (via XTS) and broadcast delivery including soccer, football, auto racing, golf and extreme sports.

Anticipated revenues will be generated through sponsorship, advertising and sales of telemetry content to TV and Internet providers.

The Company will offer content and information similar to many sports and entertainment venues on the Internet, but will be unique in offering XTS's telemetry to a global audience. It is management's belief that there is currently no direct competition to the Company's telemetry technology.

The Company is developing propriety software and hardware applications which have not yet been patented or copyrighted.

Employees

As of October 20, 1999, the Company employed three full employees, and uses the services of six consulting firms/individuals on an as-needed basis.

Item 2.   Management's Discussion and Analysis or Plan of Operation.

         The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's consolidated Financial Statements and Notes thereto included elsewhere in this document.

Overview

Since its inception in 1987, the Company's initial purpose was to conduct offerings of its securities to raise capital to acquire businesses in various industries. For the period from January 9, 1987 (inception) to September 30, 1990, the Company incurred a total net loss of $1,840,993. During this period the Company devoted substantially all of its efforts to establish and organize a television cablecast facility. However, by the end of 1990 the operations of the Company ceased.

From December 1990 through October 1997, the Company did not operate any businesses and was inactive.

In November of 1997, the Company changed its name to Innovative Holdings & Technologies, Inc. In the second quarter of 1998, the Company signed an agreement to acquire BioCam Company, Inc. (BioCam), a developer of telemetry technology in the amount of $1,000,000. The company issued convertible preferred stock and restricted common stock to the BioCam shareholders in exchange for all of their issued and outstanding BioCam stock. The Company began supporting the operations of BioCam financially and funded approximately $350,000, in 1998. The BioCam shareholders failed to perform their obligations under the terms and conditions of the business combination agreement. The Company terminated the agreement.

On January 8, 1999, the Company incorporated Xtreme Telemetry Systems, Inc. (Xtreme). Xtreme is developing a product on the cutting edge of communications technology. Xtreme is finalizing the development of a real time telemetric monitoring device which will be marketed initially in the sports and entertainment industries. The device will monitor performance and transmit the data by broadcast or over the Internet. In September, 1999, the Company secured the services of specialists in computer software development. The alpha-beta testing of the software commenced in the fourth quarter of 1999. The products under development are expected to be completed by January, 2000.

Marketing efforts will commence by January, 2000. Revenues are anticipated through the sale of advertising at Xtreme's web site and through the promotion of sponsorships by organizations and others related to the sports and entertainment industries.


Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Operations, expressed as a percentage of total expenses.

                                                          Year Ended December 31
                                 Eight Months Ended
                                  August 31, 1999           1998         1997

Revenues                                  0.0%              0.0%         0.0%

Expenses:
   General and Administrative            70.9%             24.0%        100.0%
   Research and Development              27.6%             74.8%            -
   Interest Expense                       1.5%              0.2%            -
   Total Expenses                       100.0%            100.0%        100.0%

Net Loss                                100.0%            100.0%        100.0%

Revenues

The Company had no revenues for the eight months ended August 31, 1999 and for the years ended December 31, 1998 and 1997. Revenues are expected to commence during April, 2000 because marketing strategies of the completed real time telemetry products will begin at the onset of 2000.

General and Administrative

General and administrative expenses have increased from $111,641 in 1998 to $198,662 for the nine months ended in August 31, 1999. The increase in these expenses resulted from the development operations of Xtreme and Company's dedicated support to develop their business operations. The reduction of general and administrative expenses in 1998 was primarily attributable to a decrease in consulting fees.

Research and Development

Research and development expenses decreased from $348,250 in 1998 to $77,421 for the nine months ended in August 31, 1999. The decrease was largely due to expenditures made for consulting services related to the development of the telemetry system in the amount of $348,250, in 1998. Research and development expenses are not recurring expenses. Estimated research and development costs through the completion of the telemetry system in April 2000 will be approximately $500,000.

Interest Expense

Interest expense is due from personal loans made to the company. The interest amounts from 1997 to 1998 have not varied considerably.

Liquidity and Capital Resources

The Company requires capital principally for the financing of operations and the development of their wholly owned subsidiary, Xtreme Telemetry Systems, Inc. To date, the company has financed its operations primarily through the sale it's of equity securities. During 1999 and 1998, the Company generated $450,000 and $350,000, respectively, from the sale of its stock. In addition, the Company received $96,700 from notes and loans. The Company had working capital of ($89,266) as of August 31, 1999, compared to ($248,795) as of December 31, 1998.
This increase was principally the result of increase in cash due to the sale of stock.

As stated in the Company's Consolidated Financial Statements, the Company's ability to continue as a going concern is dependent upon sale of stock and attaining profitable operations. The deficiency in operating cash flows is expected to continue until such time that the Company begins to generate cash flows from the telemetry data in the form of advertisement and sponsorship sales. Operations are expected to begin in April 2000 and the research and development costs should cease. Until such time, the Company sold stock in the amount of $500,000 under a subscription receivable. It is expected that these funds will facilitate the management of the Company's cash flows until the time it begins to generate cash flows from its operations. There can be no assurance the additional financing will be attained or that the operations will be profitable.

Such inability would have a material adverse effect on the Company's business, operating results and financial condition.

Net cash used in investing activities was $16,867 for the eight months ended August 31, 1999. These expenditures primarily related to investments in the Company's administrative facility. The Company currently has no specific commitments with regard to capital expenditures with the exceptions of purchasing computer equipment and sensors. These costs will be approximately $10,000 in the last quarter of 1999. The Company's future capital requirements will depend on its ability to acquire complimentary business ventures, products or technologies.

The Company believes that its current cash balances will not provide the liquidity necessary to satisfy the Company's working capital needs.

Inflation

Inflation has not had a significant impact on the Company since its inception nor is it expected to have a significant impact in the foreseeable future.

Impact of Year 2000

The Company understands the impact of the Year 2000 (Y2K) issue. The Y2K issue will not affect the Company's current internal structure because its internal computers are used for administrative purposes and they are Y2K compliant. The Company has hired an outside consultant to develop the software, which provides real time telemetry that will store and report on data. The outside consultant has represented and warranted that the software is Y2K compliant.

The Company cannot predict the effect of the Y2K problem on its prospective customers and third parties. The Company has not yet established any contingency plans, but will develop such plans as needed once it identifies the scope and magnitude of any compliance issues with prospective customers and third parties. There can be no assurance that the systems of other companies on which the Company's system rely or interface will be timely converted.


Item 3.   Description of Property.

         The Company owns no real property. It subleases 2,778 square feet of office space from Metcalf Limited Partnership. The premises are located at 100 South Orange Ave., Suite 300, Orlando, Florida. The lease commenced on July 1, 1999 and ends on the last effective day of the Lease, October 1, 2002, unless terminated sooner, as set forth in the lease agreement. The monthly rent is currently $3,472.50.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

         Table 1 lists the persons who are known to the Company to be the owners of more than five percent of the Company's equity shares according to the stockholder list provided by the Company's transfer agent as of November 8, 1999.

(a)      Beneficial Ownership of more than 5%.

         Table 1.

     (1)                    (2)                      (3)                (4)
Title of Class        Name and Address        Amount and Nature      Percent of
                                                                       Class

     *Common           Helmuth Wyzisk             7,392,500            40.1%
      Common           Trinity Funding            1,666,666             9.2%
      Common           Bodden & Company           1,666,666             9.2%
      Common           Multilink Investments      1,666,668             9.2%

(b)      Security Ownership of Management.

         Table 2.

     (1)                    (2)                      (3)                (4)
Title of Class        Name and Address        Amount and Nature      Percent of
                                                                       Class

     *Common           Helmuth Wyzisk             7,392,500            40.1%

(3) Changes in Control. Management is unaware of any facts that would effect a change in the control of the Company as of the date of this Form 10 SB filing.

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

(a)      Identify Directors and Executive Officers.

         The Company's one director is Mr. Helmuth Wyzisk. Mr. Wyzisk is the President and Chief Executive Officer and his age is 43. Mr. Wyzisk has served in his present capacities since November 1997. From 1995 through 1997 he served as the President of Celesta Corporation. Celesta offered financial and other business services to its customers. Prior to 1995, Mr. Wyzisk was President of ELF Investments, a company providing contract negotiation and acquisition services to its customers.

         Mr. Peter Quilty is the Secretary and Controller and his age is 43. Mr. Quilty was employed with the Company in June 1999. Prior to this employment, he was the Controller for Sound Money Investors and Florida Running, Inc. magazines.

(b)      Identify  Significant   Employees.   The  Company  has  no  significant
         employees, as that term is defined, other than its executive officers.

(c)      Family Relationships.  None.

(d) Involvement in Certain Legal Proceedings. None of the Company's directors, officers, promoters or control persons, if any, during the past five years was, to the best of the Company's knowledge:

1. A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;

2. Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and

4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

Item 6.   Executive Compensation.

         The Company has two executive officers. Mr. Wyzisk has been paid no compensation during 1998 and 1999. Mr. Wyzisk was paid executive compensation in the form of common stock for the years 1994 through 1997 with the issuance of 6,000,000 common shares. This compensation was valued at $300,000 or five cents per share. The company has granted stock options to its President to acquire up to Ten Million (10,000,000) common shares for purchase price of $500,000. The option is exercisable commencing on June 1, 2000 and expires on March 9, 2003.

Item 7.   Certain Relationships and Related Transactions.

(a)      Transactions with Management and Others.

         Except as otherwise set forth in this document, no member of management, executive officer, director, nominee for a director or security holder who is known to the Company to own of record or beneficially more than five percent of any class of the Company's voting securities, nor any member of the immediate family of any of the foregoing persons, has had any direct or indirect material interest in any transaction to which the Company was or is to be a party.

         The Company retains the services of a marketing company whose principal owner is the controlling shareholder of the Company. During 1999, payments of $20,000 were made to this related company.

(b)      Certain Business Relationships.

         During 1997 and 1998 and prior to July 1, 1999 the Company's operations were based at the offices of a shareholder. Payments were made to this shareholder for rent, administrative and miscellaneous services. During 1998, 50,000 shares were issued to and $53,800 was paid to this shareholder. For the eight months ended August 31, 1999, payments in the aggregate of $60,387 were made to this shareholder.

On March 10, 1998, the Company granted an option to purchase 10,000,000 shares of its common stock to the controlling shareholder at a price of at $.05 per share. On March 10, 1998 the Company granted an option to purchase 2,000,000 shares of its common stock to a shareholder at a price of $.05 per share. On March 10, 1998, the Company granted an option to purchase 8,000,000 shares of its common stock to a consultant of the Company at a price of $.05 per share. The options are exercisable commencing on June 1, 2000 and expire on March 9, 2003.

(c)      Indebtedness of Management.

         No member of the Company's management is or has been indebted to the Company since the beginning of the Company's last fiscal year.

(d)      Transactions with Promoters.

         The Company's promoters have not received, directly or indirectly, anything of value from the Company, nor are they entitled to receive anything of value from the Company.

Item 8.   Legal Proceedings.

         The Company is not a party to any pending or threatened legal proceedings.

Item 9.   Market for Common Equity and Related Stockholder Matters.

(a)      Market Information.

         The Company's common stock trades Over-the-Counter (OTC) on the OTC Bulletin Board under the symbol IHTL. Table 3 sets forth the high and low bid information for each fiscal quarter within the last two years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Table 3.

Bid Information
--------------------------------------------------------------------------------
Fiscal Quarter Ended                        High                       Low
--------------------------------------------------------------------------------
September 30, 1999                          1.02                       0.16
June 30, 1999                               0.84                       0.375
March 31, 1999                              1.22                       0.325
December 31, 1998                           0.78                       0.27
September 30, 1998                          0.79                       0.30
June 30, 1998                               0.75                       0.08
March 31, 1998                              0.17                       0.09
December 31, 1997                           0.28                       0.01
September 30, 1997                          0.32                       0.09
--------------------------------------------------------------------------------

(b)      Holders.

         The Company has 2,234 active shareholders of its common stock as of August 31, 1999 holding 18,054,884 common shares.

(c)      Dividends.

          No dividends have been declared or paid to date and none are expected to be paid in the forseeable future. There are no restrictions imposed on the Company which limit its ability to declare or pay dividends on its common stock.

Item 10.  Recent Sales of Unregistered Securities.


In 1997, the Company exchanged 774,880 shares of its restricted common stock to an entity affiliated with the Company's controlling shareholder for repayment of a loan in the amount of $96,800.

During 1998, the Company issued 9,450,000 shares of restricted common stock for the repayment of accrued expenses in the amount of $472,500. These accrued expenses related to services performed by stockholders of the Company for the reorganization and reactivation of the Company. The services were valued at fair market value based upon either the open market closing price or a board of directors designation as of the date of each respective transaction.

In May 1998, the Company issued 20,000,000 convertible preferred shares in connection with a business combination transaction whereby it sought to acquire all of the issued and outstanding stock of BioCam Company, Inc. (BioCam), a Florida corporation. In July 1998, the Company converted the preferred shares to 4,200,000 shares of its restricted common stock. In July 1999, this transaction was terminated due to the failure of the BioCam shareholders to perform their contractual obligations. The 4,200,000 shares were canceled.

The Company issued 50,000 and 100,000 shares of its restricted common stock in 1999 and 1998, respectively, to individuals as compensation in connection with its reorganization and reactivation of the Company. These transactions were valued at $10,000 and $5,000, respectively, which was the fair market value based upon either the open market closing price or a board of directors designation as of the date of each individual's involvement with the Company. The above securities were issued pursuant to Section 4(2)of the Securities Act of 1933.

On March 3, 1998 the Company sold 1,000,000 common shares pursuant to Regulation D, Rule 504 for a total price of $100,000. On September 14, 1998, the Company sold 250,000 shares of common stock pursuant to Section 4(2) of the Securities Act of 1933. On January 8, 1999, the Company sold 850,000 common shares for $450,000 pursuant to Regulation D, Rule 504.


Item 11.  Description of Securities.

(a)      Common or Preferred Stock.

         The Company is authorized to issue Five Hundred Million (500,000,000) shares of capital stock of which Four Hundred Fifty Million (450,000,000) is common stock, par value $0.0001 per share and Fifty Million (50,000,000) is preferred stock, par value $0.001 per share. As of August 31, 1999, there are 18,054,884 shares of common stock issued and outstanding. On October 19, 1999, the company was authorized to issue 250,000 shares of 1999 Series "A" convertible preferred stock. The 1999 Series "A" preferred stock will entitle the holder to one vote per share. The shares are convertible into common stock at the option of the holder, one share of preferred stock for one share of common stock. The conversion rate will not be affected by stock recapitalization actions.

(b)      Debt Securities.

         The company has no outstanding debt securities.

(c)      Other Securities To Be Registered.

         The Company is only registering its common stock securities.

Item 12.  Indemnification of Directors and Officers.

         Article 7 of the Company's Articles of Incorporation provide that the Company may indemnify any director, officer, employee, fiduciary, or agent of the Company to the full extent permitted by the Colorado Corporation Code as in effect at the time of the conduct by the person.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore, unenforceable.

Item 13.  Financial Statements.

         See the Index to Financial Statements on page F-1.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

         There have been no changes or disagreements with accountants on accounting or financial disclosure during the Company's two most recent fiscal years.

Item 15.  Financial Statements and Exhibits.

         (a)   Financial Statements

         (b)   Exhibits

         (3)   Amendment of Articles of Incorporation of Celesta Corporation

         (3)   Certificate   of   Amendment  of  Articles  of  Incorporation  of
               Innovative Holdings & Technologies, Inc.

         (3)   By-Laws

         (27)  Financial Data Schedule

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, who are duly authorized.

Dated: December 15, 1999

INNOVATIVE HOLDINGS & TECHNOLOGIES, INC.
a Colorado corporation


 /s/ Helmuth Wyzisk
-------------------
     Helmuth Wyzisk
     President



 /s/ Peter Quilty
-------------------
     Peter Quilty
     Secretary

            INNOVATIVE HOLDINGS AND TECHNOLOGIES, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE EIGHT MONTHS ENDED AUGUST 31, 1999

                 AND THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                TABLE OF CONTENTS

                                                                  Page
                                                                  ----

Independent Auditors' Report.......................................1

Consolidated Financial Statements

  Consolidated Balance Sheets......................................2

  Consolidated Statements of Operations............................3

  Consolidated Statements of Changes
  in Stockholders' Equity (Deficit)................................4

  Consolidated Statements of Cash Flows............................5

Notes to Consolidated Financial Statements.........................6-12

                             DiRocco & Dombrow, P.A.
                  Certified Public Accountants and Consultants
                         3601 Commercial Blvd., Suite 22
                            Fort Lauderdale, FL 33309
                               Tel. (954) 731-8181
                               Fax  (954) 739-1054


November 19, 1999

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Innovative Holdings & Technologies, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Innovative Holdings & Technologies, Inc. and Subsidiary (a State of Colorado corporation) at August 31, 1999 and at December 31, 1998 and 1997 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the eight months ended August 31, 1999 and years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innovative Holdings & Technologies, Inc. and Subsidiary at August 31, 1999 and at December 31, 1998 and 1997, and the results of its operations and cash flows for the eight months ended August 31, 1999 and the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the consolidated financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 15. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


DiRocco & Dombrow, P.A.



           INNOVATIVE HOLDINGS AND TECHNOLOGIES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                                                        Year Ended December 31,
                                                     August 31,       ---------------------------
                                                        1999             1998             1997
                                                     ----------       ----------       ----------
Current assets
  Cash                                               $  133,857       $    4,303       $        -
  Prepaid expenses                                       25,000                -                -
                                                     ----------       ----------       ----------
   Total current assets                                 158,857            4,303                -

Investments                                                   -        1,000,000                -
Property and equipment                                   16,867                -                -

Other assets                                              3,473                -                -
                                                     ----------       ----------       ----------
   Total assets                                      $  179,197       $1,004,303       $        -
                                                     ==========       ==========       ==========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
  Accounts payable and accrued
   expenses                                          $   21,533       $   18,148       $  472,500
  Withholding taxes payable                             164,890          163,250          163,250
  Notes payable                                          40,000           40,000                -
  Due to affiliate                                       21,700           31,700                -
                                                     ----------       ----------       ----------
   Total current liabilities                            248,123          253,098          635,750

Long-term debt
  Note payable                                           25,000           25,000                -
                                                     ----------       ----------       ----------
   Total liabilities                                    273,123          278,098                -
                                                     ----------       ----------       ----------

Stockholders' equity (deficit)
Preferred Stock, $001 par value.
50,000,000 shares authorized
   no shares issued and
   outstanding, respectively                                  -                -                -

  Common stock,  $.0001 par value,
   450,000,000 shares  authorized,
   18,054,884, 21,254,884 and
   6,254,884 shares issued
   and outstanding, respectively                          1,806            2,126              626

  Additional paid-in capital                          2,535,100        3,074,780        1,248,780
  Deficit                                            (2,630,832)      (2,350,701)      (1,885,156)
                                                     ----------       ----------       ----------
   Total stockholders' equity (deficit)              (   93,926)         726,205       (  635,750)
                                                     ----------       ----------       ----------
   Total liabilities and stockholders' equity        $  179,197       $1,004,303       $        -
                                                     ==========       ==========       ==========



   The accompanying notes are an integral part of these financial statements.
                                       -2-

             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS




                               Eight Months Ended
                                   August 31,         Year Ended December 31,
                               ------------------   ---------------------------
                                      1999             1998             1997
                                   ----------       ----------       ----------
Expenses
  General and administrative       $  198,662       $  111,641       $  172,500
  Research and development             77,421          348,250                -
  Interest expense                      4,048            5,654                -
                                   ----------       ----------       ----------
     Total expenses                   280,131          465,545          172,500
                                   ----------       ----------       ----------

Net loss                           $( 280,131)      $( 465,545)      $( 172,500)
                                   ==========       ==========       ==========


Basic loss per share               $(   0.016)      $(   0.024)      $(   0.028)
                                   ==========       ==========       ==========

Diluted loss per share             $(   0.014)      $(   0.022)      $(   0.028)
                                   ==========       ==========       ==========



















   The accompanying notes are an integral part of these financial statements.
                                       -3-



             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                             Eight Months Ended
                                                 August 31,         Year Ended December 31,
                                             ------------------   ---------------------------
                                                    1999             1998             1997
                                                 ----------       ----------       ----------
Cash flows used by operating activities:
Net loss                                         $( 280,131)      $( 465,545)      $( 172,500)
Adjustments to reconcile net
      loss to net cash used by
      operating activities:
      Stockholder services credited
       to capital                                    10,000            5,000                -
      (Increase) decrease in:
          Prepaid expenses                        (  25,000)               -                -
          Other assets                            (   3,473)                                -
      Increase (decrease) in:
          Accounts payable and accrued
            expenses                                  3,385           18,148          172,500
          Withholding taxes payable                   1,640                -
                                                 ----------       ----------       ----------
            Net cash used by operating
              activities                          ( 293,579)       ( 442,397)               -
                                                 ----------       ----------       ----------


Cash flows used by investing activities:
    Purchases of property and equipment           (  16,867)               -                -
                                                 ----------       ----------       ----------
            Net cash used by investing
              activities                          (  16,867)               -                -
                                                 ----------       ----------       ----------

Cash flows from financing activities:
   Proceeds from notes payable                            -           65,000                -
   Proceeds from affiliate                                -           31,700                -
   Repayment to affilate                          (  10,000)               -                -
   Proceeds from issuance of stock                  450,000          350,000                -
                                                 ----------       ----------       ----------
            Net cash provided by financing
              activities                            440,000          446,700                -
                                                 ----------       ----------       ----------

Increase in cash                                    129,554            4,303                -
Cash at beginning of year                             4,303                -                -
                                                 ----------       ----------       ----------

Cash at end of year                              $  133,857       $    4,303       $        -
                                                 ==========       ==========       ==========





   The accompanying notes are an integral part of these financial statements.
                                       -4-



             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY
       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                                   Total
                                     Shares of      Shares of                     Additional                   Stockholder's
                                     Preferred        Common                       Paid-In      Accumulated        Equity
                                       Stock          Stock          Amount        Capital       (Deficit)       (Deficit)
                                    -----------    -----------    -----------    -----------    -----------    -------------
Balance at December 31, 1996                 --      5,480,004    $       548    $ 1,152,058    $(1,712,656)   $    (560,050)
  Issuance of stock for
   repayment of debt                         --        774,880             78         96,722             --           96,800

  Net loss for the year                (172,500)      (172,500)
                                    -----------    -----------    -----------    -----------    -----------    -------------

Balance at  December 31, 1997                --      6,254,884            626      1,248,780     (1,885,156)        (635,750)

  Issuance of stock for
   repayment of accrued expenses             --      9,450,000            945        471,555             --          472,500

  Issuance of convertible
   preferred stock for investment    20,000,000             --         20,000        980,000             --        1,000,000

  Conversion of preferred stock
   to common stock                  (20,000,000)     4,200,000        (19,580)        19,580             --               --


  Issuance of stock for services             --        100,000             10          4,990             --            5,000

  Issuance of stock in connection
   with March 2, 1998 offering               --      1,000,000            100         99,900             --          100,000

  Issuance of stock                          --        250,000             25        249,975             --          250,000

  Net loss for the year                      --             --             --             --       (465,545)        (465,545)
                                    -----------    -----------    -----------    -----------    -----------    -------------
Balance at December 31, 1998                 --     21,254,884          2,126      3,074,780     (2,350,701)         726,205

  Cancellation of stock related
   to investment                             --     (4,200,000)          (420)      (999,580)            --       (1,000,000)

  Issuance of stock for services             --         50,000              5          9,995             --           10,000

  Issuance of stock in connection
   with January 8, 1999 offering             --        950,000             95        449,905             --          450,000

  Net loss for the eight months              --             --             --             --       (280,131)        (280,131)
                                    -----------    -----------    -----------    -----------    -----------    -------------

Balance at August 31, 1999                   --     18,054,884    $     1,806    $ 2,535,100    $(2,630,832)   $     (93,926)
                                    ===========    ===========    ===========    ===========    ===========    =============









   The accompanying notes are an integral part of these financial statements.
                                       -5-

             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Organization and Summary of Significant Accounting Policies

     Organization
     ------------

     Innovative Holdings and Technologies, Inc. (the "Company") was incorporated in the State of Colorado in 1987 as Celesta Corporation. The Company's purpose is to raise capital by sales of its' common stock in registered security offerings for the acquisition of businesses. The Company's office is located in Orlando, Florida.

     Subsidiary
     ----------

     On January 8, 1999, the Company incorporated Xtreme Telemetry Systems, Inc. (Xtreme) in the State of Florida and is its only shareholder. The transaction was accounted for by the purchase method of accounting for business combinations.

     The subsidiary is in the business of designing, developing, producing and selling telemetric sensor and communication products and services. The subsidiary is in the development stage.

     Consolidation Policy
     --------------------

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

     Property and Equipment
     ----------------------

     Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over estimated useful lives of the related assets as follows:

                                                      Years
                                                     ------
                  Furniture                          7 - 10
                  Computers                          5 -  7

     Depreciation expense was not recorded since the property and equipment was only in service during August, 1999.

     Loss Per Share
     --------------

     Basic loss per share excludes any dilutive effects of stock options. Basic loss per share is computed using the weighted-average number of common shares outstanding during the period. Dilutive loss per share is computed using the weighted-average number of common shares and the effects of stock options during the period.

             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY

1.   Organization and Summary of Significant Accounting Policies (Continued)

     Summary of Significant Accounting Policies (Continued)
     ------------------------------------------------------

     Income Taxes
     ------------

     The Company accounts for income taxes using the asset and liability method as required by Statements of Financial Standards No. 109. Deferred income taxes are recognized for operating losses, if available, to offset federal income taxes. An allowance is provided if it is more likely than not that the Company will not realize the benefits of a deferred tax asset. As of August 31, 1999 and December 31, 1998 and 1997, a valuation allowance has been provided against the deferred tax asset. See Note 9.

     Accounting Estimates
     --------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   Concentration of Risks

     The Company maintains its cash accounts in one commercial bank located in Orlando, Florida. Accounts in the bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year the Company maintained cash balances in the bank that exceeded the FDIC limit. As of August 31, 1999, the cash balance exceeded the FDIC limit.


3.   Property and Equipment
                                   August 31, 1999
                                   ---------------

                  Furniture          $  11,867
                  Computers              5,000
                                     ---------
                                     $  16,867
                                     =========

4.  Investment

    In 1998, the entered into a business combination agreement whereby it sought to acquire 100% of the issued and outstanding common stock of BioCam Company, Inc. (BioCam) by issuing 20,000,000 shares of its preferred stock and 200,000 shares of its restricted common stock at an agreed upon value of $1,000,000 and a commitment to incur $350,000 in operating expenses related to BioCam. In 1998, the Company spent $348,250 in related research and development costs. The investment is valued at cost because the Company does not have the ability to exercise significant influence over the subsidiary.

             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY

5.   Withholding Taxes Payable

     The  Company   compensates  various  individuals  for  consulting  services rendered by issuing common stock. Back up withholding tax at a rate of 20% is being computed for these amounts.

6.   Notes Payable

     Notes payable as of August 31, 1999 and December 31, 1998 consisted of the following:

                                            August 31, 1999    December 31, 1998
                                            ---------------    -----------------

     Convertible notes payable
      Issued to existing stockholders,
      Interest accrues at 12%                   $40,000             $40,000

     Note Payable to an
      existing stockholder, interest
      accrues at 12%                            $25,000             $25,000

     The convertible notes payable and all accrued interest are convertible into shares of the Company's common stock. Subsequent to August 31, 1999; 70,000 shares of the Company's common stock was issued for the balance of the debt including accrued interest.

     The note payable of $25,000 plus accrued interest matures on September 26, 2000.

7.   Due to Affiliate

     The Company receives funding from a related company as working capital is needed. The related company is wholly owned by the Company's controlling stockholder.

8.   Lease

     The Company is subleasing office space which commenced on July 1, 1999 and expires October 1, 2002. The Company has the right to terminate the sublease with a 210 day notice to the tenant who is the lessor of the premises. Rent expense for the eight months ended August 31, 1999 was $6,945.

     Minimum required future rental payments under this lease as of August 31, 1999, are:

                           1999             $   13,890
                           2000                 42,365
                           2001                 46,068
                           2002                 39,355
                                            ----------
                                            $  141,678
                                            ==========



             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


9.   Income Taxes

       The total deferred tax assets are as follows:

                                   Net Operating Loss Carryforwards    Applicable Tax Rate
                                 -----------------------------------   -------------------
                                                                                             Valuation     Amount Per
                                   Federal       State       Total     Federal      State    Allowance   Balance Sheet
                                 ----------   ----------   ---------   -------     -------   ---------   -------------
Deferred tax assets at
 December 31, 1996               $  549,150   $   85,008   $ 634,158     34%         5.0%    $(634,158)  $           -

Changes for the year
 ended December 31, 1997             51,680        8,000      59,680     34%         5.0%      (59,680)              -

                                 ----------   ----------   ---------                         ---------   -------------
Deferred tax assets at
 December 31, 1997                  600,830       93,008     693,838                          (693,838)              -

Changes for the year
 ended December 31, 1998            150,371       23,277     173,648     34%         5.0%     (173,648)              -

                                 ----------   ----------   ---------                         ---------   -------------
Deferred tax assets at
 December 31, 1998                  751,201      116,285     867,486                          (867,486)              -

Changes for the eight
 months ended
 August 31, 1999                     90,483       14,007     104,490     34%         5.0%     (104,490)              -

                                 ----------   ----------   ---------                         ---------   -------------
Deferred tax assets at
 August 31, 1999                 $  841,684   $  130,292   $ 971,976                         $(971,976)  $           -
                                 ==========   ==========   =========                         =========   =============


     At August 31, 1999, the Company has net operating loss carryforwards of $2,605,832. These losses will begin expiring in 2002.

     A valuation allowance has been provided against the deferred tax assets at August 31, 1999 and December 31, 1998 and 1997 since it is likely that the Company will not realize the benefits of the deferred tax assets.

             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY

10.  Loss Per Share

     The following tables sets forth the computation of basic and diluted loss per share:

                                 Eight Months Ended     Year Ended December 31,
                                  August 31, 1999          1998         1997
                                 ------------------     ----------   ----------
     Numerator:
       Numerator for basic
        and diluted income
        per share-net loss           $( 280,131)        $( 465,545)  $( 172,500)
                                     ==========         ==========   ==========
     Denominator:
       Denominator of basic
        income per share-
        weighted average
        common shares                17,834,052          19,025,71     6,254,884

      Effect of dilutive
        securities:
      Stock options based
         on the treasury stock
          method using average
          market price                2,857,143          1,904,762            -
                                     ----------         ----------   ----------
     Denominator of diluted
        loss per share               20,691,195         20,930,480    6,254,884
                                     ==========         ==========   ==========

     Basic loss per share            $(   0.016)        $(   0.024)  $(   0.028)
                                     ==========         ==========   ==========
     Diluted loss per share          $(   0.014)        $(   0.022)  $(   0.028)
                                     ==========         ==========   ==========

11.  Common Stock Transactions

     During 1998, the Company issued 9,450,000 shares of restricted common stock for the repayment of accrued expenses in the amount of $472,500. These accrued expenses related to services performed by stockholders of the Company for the reorganization and reactivation of the Company. The services were valued at fair market value based upon either the open market closing price or a board of directors designation as of the date of each respective transaction.

     In May 1998, the Company converted 20,000,000 shares of convertible preferred stock in connection with a business combination transaction whereby it sought to acquire 100% of the issued and outstanding stock of BioCam Company, Inc. (BioCam), a Florida corporation. In July, 1998, the Company converted the preferred stock into 4,200,000 shares of its restricted common stock. In July 1999, this transaction was terminated due to the failure of BioCam's shareholders to perform their contractual obligations. The 4,200,000 shares of common stock were subsequently canceled in 1999.

             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY

11.  Common Stock Transactions (Continued)

     In 1997, the Company exchanged 774,880 shares of its restricted common stock to an entity affiliated with the Company's controlling shareholder for repayment of a loan in the amount of $96,800.

     The Company issued 50,000 and 100,000 shares of its restricted common stock in 1999 and 1998, respectively, to individuals as compensation in connection with its reorganization and reactivation of the Company. These transactions were valued at $10,000 and $5,000, respectively, which was the fair market value based upon either the open market closing price or a board of directors designation as of the date of each individual's involvement with the Company.

     The Company authorized shares of unregistered common stock is, as follows:

         700,000 shares issued at $.50 per share on January 8, 1999

         250,000 shares issued at $.40 per share on January 8, 1999

         250,000 shares issued at $1.00 per share on September 17, 1998

         1,000,000 shares issued at $.10 per share on March 3, 1998

     The Company's legal counsel issued an opinion stating that the above shares are exempt from registration under Section 3(b) of the Securities Act of 1993 and 504 of Regulation D.

13.  Other Related Party Transactions

     The Company retains the services of a marketing company whose principal owner is a controlling shareholder of the Company. During 1999, payments of $20,000 were made to this related company.

     During 1997 and 1998 and prior to July 1, 1999 the Company's operations were based at the offices of a shareholder. Payments were made to this shareholder for rent, administrative and miscellaneous services. During 1998, 50,000 shares were issued to and $53,800 was paid to this shareholder. For the eight months ended August 31, 1999, payments in the aggregate of $60,387 were made to this shareholder.

     On March 10, 1998, the Company granted an option to purchase 10,000,000 shares of its common stock to the controlling shareholder at a price of at $.05 per share. The option is exercisable any time after June 1, 2000 and will expire on March 9, 2003.

     On March 10, 1998 the Company granted an option to purchase 2,000,000 shares of its common stock to a shareholder at a price of $.05 per share. . The option is exercisable any time after June 1, 2000 and will expire on March 9, 2003.

     On March 10, 1998, the Company an option to purchase 8,000,000 shares of its common stock to a consultant of the Company at a price of $.05 per share. . The option is exercisable any time after June 1, 2000 and will expire on March 9, 2003.

             INNOVATIVE HOLDINGS & TECHNOLOGIES, INC. AND SUBSIDIARY

14.  Cash Flow Information

     During 1998, the Company issued restricted shares of its common stock as a repayment of accrued expenses in the amount of $472,500.

     During 1997, the Company issued restricted shares of its common stock as a repayment of debt to a related party in the amount of $96,800.

     See Note 11 for further information on the above noted transactions.

15.  Going Concern

     As shown in the accompanying financial statements, the Company incurred net losses of $628,381, $117,295 and $172,500 during the eight months ended August 31, 1999 and for the years ended December 31, 1998 and 1997, respectively. The Company's current liabilities exceeded its current assets by $89,266, $248,795, $635,750 at August 31, 1999 and December 31, 1998 and
     1997, respectively. The ability of the Company to continue as a going concern is dependent on the development and marketing of products to be offered by its subsidiary. In September 1999, the Company contracted a software developer to design and develop the software. The Company anticipates the completion of the software by the end of 1999 and expects to begin generating significant revenues by April, 2000. The expected costs to complete the software, purchase of hardware and marketing will be approximately $500,000. These costs will be funded by the issuance of its common stock in the amount of $500,000 under a subscription agreement dated November 9, 1999. Of the subscribed amount, $83,000 was collected to date. The Company feels that the amount from the offering will be sufficient to fund the completion of the project. The Company will offer additional shares of its common stock to raise capital on an as needed basis.